Michael C. Lenz Executive Vice President and Chief Financial Officer Member of the Executive Committee	Finance 942 South Shady Grove Memphis, TN 38120

September 6, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joanna Lam

Raj Rajan

Re:	FedEx Corporation

Form 10-K for Fiscal Year ended May 31, 2022

Filed July 18, 2022

File No. 001-15829

Dear Ms. Lam and Mr. Rajan:

FedEx Corporation (“FedEx”) acknowledges receipt on September 1, 2022 of the Staff’s letter dated September 1, 2022 (“September 1, 2022 Comment Letter”) containing comments on the above-captioned filing. The September 1, 2022 Comment Letter requests a response within ten business days. The FedEx Finance and Legal teams with primary responsibility for preparing the response are currently preparing FedEx’s Quarterly Report on Form 10-Q for our fiscal quarter ended August 31, 2022 (the “First Quarter Fiscal 2023 Form 10-Q”) which will be filed on or about September 22, 2022. Accordingly, we respectfully request an extension of the response period to September 23, 2022, the day after we plan to file the First Quarter Fiscal 2023 Form 10-Q.

Respectfully submitted,

FedEx Corporation

By:	/s/ Michael C. Lenz
Michael C. Lenz Executive Vice President and Chief Financial Officer